Wintrust Financial Corporation
Form 10-K, Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.
(dollars in thousands)

		Years ended December 31,
		2010		2009		2008		2007		2006

Income before income taxes	A	$100,807		$117,504		$30,641		$83,824		$104,241

Interest expense:
Interest on deposits		$123,779		$171,259		$219,437		$294,914		$265,729
Interest on other borrowings	C	53,492		44,479		50,719		55,093		43,330

Total interest expense	B	$177,271		$215,738		$270,156		$350,007		$309,059

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	1.57	x	1.54	x	1.11	x	1.24	x	1.34	x
Excluding deposit interest	(A+C) / C	2.88	x	3.64	x	1.60	x	2.52	x	3.41	x